UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70132

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Federated International Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy D. Boughton (Name) 412-288-6325 (Area Code – Telephone Number) Jeremy.Boughton@FederatedHermes.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young Certified Public Accountants
(Name – if individual, state last, first, and middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy D. Boughton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Federated International Securities Corp, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
SANDRA NANCY CAMPBELL - Notary Public
Allegheny County
My Commission Expires Nov 17, 2023
Commission Number 1128442

Signature: [signature]

Title: Assistant Treasurer

[signature] Sandra Nancy Campbell
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated International Securities Corp.

Year ended December 31, 2022

FEDERATED INTERNATIONAL SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2022

Contents

Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Federated International Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated International Securities Corp. (the Company) as of December 31, 2022, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

February 24, 2023

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	752
Receivable from affiliates, net		387
Prepaid expenses		31
Other current assets		7
Total current assets		1,177
Long-Term Assets:		
Long-term deferred tax asset, net		16
Total long-term assets		16
Total assets	$	1,193
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		749
Retained earnings		443
Total shareholder's equity		1,193
Total liabilities and shareholder's equity	$	1,193

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands)

Revenue:	
Marketing support services	$ 1,040
Total revenue	1,040
Operating Expenses:	
Compensation and related	599
Expenses from affiliated companies	163
Professional service fees	76
Other	107
Total operating expenses	945
Operating income	95
Nonoperating Income (Expense):	
Interest and dividends	12
Interest expense on long-term incentive program	(1)
Total nonoperating income, net	11
Income before income taxes	106
Income tax provision	31
Net income	$ 75

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2022	$ 1	$ 749	$ 368	$ 1,118
Net income	0	0	75	75
Balance at December 31, 2022	$ 1	$ 749	$ 443	$ 1,193

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands)

Balance at January 1, 2022	$	0
Additions and/or reductions		0
Balance at December 31, 2022	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands)

Operating Activities:		
Net income	$	75
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Benefit from deferred income taxes		(8)
Changes in assets and liabilities:		
Decrease in prepaid expenses and other current assets		1
Increase in receivable from affiliates, net		(68)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		752
Cash equivalents, end of year	$	752

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated International Securities Corp., (the Company) is an indirect, wholly-owned subsidiary of Federated Hermes, Inc. (Federated Hermes). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, marketing public and private investment products sponsored by Federated Hermes. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Revenue Recognition

The Company generates revenue under an intercompany agreement by providing marketing support, introduction and solicitation activities, and other services to certain affiliated advisory companies. The Company earns a fee on a monthly basis from these affiliated companies, which is equal to costs incurred by the Company plus 10%.

Revenue is recognized during the period in which the services are performed. There are no significant judgments that would impact the timing of revenue recognition.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Hermes. As part of the Federated Hermes consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated Hermes' consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective stat tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(2) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets may include equity and debt securities that are traded in an active exchange market, including shares of mutual funds.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV Practical Expedient – Investments that calculate NAV per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $752 thousand as of December 31, 2022 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated Hermes management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2022.

(3) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated Hermes manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related are funded by another subsidiary of Federated Hermes and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which were allocated to the Company, amounted to $163 thousand for the year ended December 31, 2022 and were recorded in Expenses from affiliated companies on the Statement of Income.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company, fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and Marketing support services revenue. These receivables were partially offset by intercompany payables related to the previously mentioned expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now, or in the foreseeable future, to settle the net intercompany receivable.

(4) 401(k) PLAN

The Company's domestic employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan. Matching contributions to the 401(k) plan charged to the Company by Federated Hermes were approximately $11 thousand for the year ended December 31, 2022 and were recorded in Compensation and related expense on the Statement of Income.

(5) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2022:

(in thousands)	Current	Deferred	Total
Federal	$ 32	$ (6)	$ 26
State	8	(3)	5
Total	$ 40	$ (9)	$ 31

The Company's effective income tax rate for 2022 was 29.2%. This rate is higher than the Company's 21% federal statutory rate primarily as a result of state taxes and nondeductible permanent differences. All tax-related balances due to or from affiliates, if any, are included in Receivables from affiliates, net on the Statement of Financial Condition.

The Company had no material deferred tax assets or liabilities at December 31, 2022.

The Company files an annual consolidated income tax return in the U.S. federal jurisdiction with Federated Hermes. In addition, the Company files tax returns in a U.S. state jurisdiction. There were no material unrecognized tax benefits as of December 31, 2022, no material changes during 2022 and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months related to the Company.

The Company's U.S. federal and state tax returns for tax years 2019 to 2022 remain open to examination.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2022, the Company had no aggregate indebtedness and net capital of $737 thousand, which was $712 thousand in excess of its required net capital of $25 thousand.

(7) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2022.

(8) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2023, the date these financial statements were issued and did not identify any events requiring recording or additional disclosure.

Supplemental Information

FEDERATED INTERNATIONAL SECURITIES CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2022
(in thousands)

Computation of net capital:				
Shareholder's equity			$	1,193
Deductions and/or charges:				
Nonallowable assets	$	441		
Haircut on securities owned		15		456
Net capital			$	737
Aggregate indebtedness			$	0
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	25
Excess net capital			$	712
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2022 Part IIA FOCUS filing.

(The accompanying notes are an integral part of these financial statements.)

Federated International Securities Corp.'s Exemption Report

Federated International Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Federated International Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy Boughton

Title: Assistant Treasurer

Date of Report: 2/24/2023

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of Federated International Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Federated International Securities Corp. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Shareholders, Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2023